As filed with the Securities and Exchange Commission on June 26, 2006
Registration Statement No. 333-133468

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NESTOR, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3163744 (I.R.S. Employer Identification No.)

42 Oriental Street
Providence, Rhode Island 02908
(401) 274-5658
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William B. Danzell
Chief Executive Officer
Nestor, Inc.
42 Oriental Street
Providence, Rhode Island 02908
(401) 274-5658
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Benjamin M. Alexander, Esq.
Vice President and General Counsel
Nestor, Inc.
42 Oriental Street
Providence, Rhode Island 02908
Telephone: (401) 274-5658, extension 738
Telecopy: (401) 274-5707

Approximate date of commencement of proposed sale to public: Not applicable.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $.01 par value per share	1,912,915	$3.25	$6,216,973.75	$665.22
(1)
Pursuant to Rule 416 under the Securities Act, there are also being registered such indeterminate number of additional shares of Common Stock as may be issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the Nasdaq National Market on June 22, 2006.

(3)    Calculated pursuant to Rule 457(c) based on an estimate of the proposed maximum aggregate offering price.  $652.94 was previously paid with the initial filing on April 21, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholder named in this prospectus is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 23, 2006
PROSPECTUS

NESTOR, INC.

1,912,915 SHARES OF COMMON STOCK

This prospectus relates to resale by the selling stockholders listed in this prospectus of up to 1,912,915 shares of our common stock consisting of:

•	1,237,811 shares of our common stock that we sold to some of the selling stockholders in a private placement on January 31, 2006.

•	371,330 shares of our common stock issuable upon the exercise of warrants that we issued to the selling stockholders that purchased our common stock in that private placement or their designees.

•
203,774 shares of our common stock that we issued to Laurus Master Fund, Ltd. in connection with Laurus’s purchase from us of a nonconvertible note and our redemption of our convertible note held by Laurus on December 28, 2005.

•
100,000 shares of our common stock issuable upon the exercise of a warrant that we issued to Laurus in connection with the private placement of the convertible note that we redeemed on December 28, 2005.

Our common stock is traded on the Nasdaq National Market under the symbol "NEST." The last reported sale price for our common stock on the Nasdaq National Market on June 22, 2006 was $3.25 per share. You are urged to obtain current market quotations for our common stock. The selling stockholders may offer their shares of common stock from time to time, in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each selling stockholder may engage brokers or dealers who may receive commissions or discounts from the selling stockholder. Any broker-dealer acquiring the common stock from the selling stockholders may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See "Plan of Distribution" beginning on page 22. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5 for a discussion of the risks associated with our business.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________ ___, __________ .

Nestor, Inc.’s executive offices are located at 42 Oriental Street, Providence, Rhode Island 02908, our telephone number is (401) 274-5658 and our Internet address is http://www.nestor.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to “Nestor,” “we,” “us,” and “our” refer to Nestor, Inc. and its subsidiaries and references to “NTS” refer to our subsidiary Nestor Traffic Systems, Inc. and its subsidiary.

Nestor, Nestor Traffic Systems, and CrossingGuard are registered trademarks of ours.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. Each selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Nestor, Inc.

Through our wholly owned subsidiary, Nestor Traffic Systems, Inc., we are a leading provider of innovative, automated traffic enforcement systems and services to state and local governments throughout the United States. We are the only provider of both a fully video-based automated red light enforcement system and a multi-lane, bi-directional scanning light detection and ranging, or LiDAR, speed enforcement system. CrossingGuard, our red light enforcement product, uses our patented image processing technology to predict and record the occurrence of a red light violation, and manages the process of issuing and processing a citation. Poliscan, our speed enforcement product, uses technology developed by Vitronic GmbH. We have exclusive distribution rights to Poliscan in North America through February 2010, subject to meeting certain volume minimums. By coupling CrossingGuard and Poliscan equipment with Citation Composer, our proprietary citation preparation and processing software, we are able to provide fully integrated, turnkey red light and speed enforcement solutions.

CrossingGuard is an automated, video-based monitoring system that predicts and records the occurrence of a red light violation. The system includes our patented collision avoidance technology that anticipates expected violations and can be used to extend the red light phase for cross traffic, preventing collisions between violators and vehicles in the cross traffic. CrossingGuard simultaneously records multiple views of the violation sequence, including close-ups of the vehicle and the license plate, and transmits video evidence electronically to the police department, which reviews the violation and approves the issuance of a citation. Our technology captures over 200 images of each red light violation, which combined with our patented synchronized playback capability, enables us to provide a superior evidence package, resulting in a court dismissal rate of less than 1%.

Poliscan is an automated system for digital speed detection and recording. Poliscan simultaneously captures multiple vehicles in multiple lanes and in bi-directional traffic, a distinct advantage over traditional radar or LiDAR systems limited to one lane, one direction or one car at a time. The laser-based system scans a 45-degree arc 100 times per second, recording the speed, vehicle classification, and distance between vehicles, to create a three-dimensional image of all vehicles in the coverage area. The system uses a high-resolution digital camera for documentation of the speeding violation, including pictures of the license plate, an overview picture specifically identifying the speeding vehicle, and a photo of the driver where required.

We provide back office processing services for CrossingGuard and Poliscan roadside systems using our proprietary software solution called Citation Composer. These processing services include obtaining data from the roadside systems, reviewing the data, preparing the citations and evidence packages and tracking final resolution of the citations.

We generate recurring revenue through contracts with government entities that provide for equipment lease and services on a fixed monthly and/or per citation fee basis. As of March 31, 2006, we were generating revenue from 175 CrossingGuard-equipped approaches in 30 municipalities in seven states and one Canadian province, and six Poliscan speed units. As of that date, our active contracts with state and local governments (including the City of Los Angeles) authorize the installation of CrossingGuard at up to an additional 188 approaches and three additional Poliscan speed units.

Corporate Information

Our executive offices are located at 42 Oriental Street, Providence, Rhode Island 0290814-2020, our telephone number is (401) 274-5658 and our Internet address is http://www.nestor.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

THE OFFERING

Common Stock offered by selling stockholders	1,912,915 shares
Use of proceeds	Nestor will not receive any proceeds from the sale of shares in this offering.
Nasdaq National Market symbol	NEST

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS

We have a history of losses and expect to incur losses in the future.

We have a history of net losses. For the years ended December 31, 2005, 2004, and 2003, our net losses have been approximately $6.8 million, $6.2 million, and $5.3 million, respectively. For the quarter ended March 31, 2006, our net loss was approximately $3.5 million. As of March 31, 2006, we had an accumulated deficit of $64.5 million. We expect to incur continuing losses for the foreseeable future due to significant marketing, product delivery, engineering and general and administrative expenses, and those losses could be substantial. We will need to generate significantly higher revenue, or reduce costs, to achieve profitability, which we may be unable to do. Even if we do achieve profitability, we may not be able to sustain or increase our profitability in the future.

We have substantial indebtedness.

As a result of our most recent offering of $28.55 million of senior secured convertible notes due May 2011, we have substantial indebtedness and we are highly leveraged. As of May 31, 2006, we have total indebtedness of approximately $31.4 million. Our substantial indebtedness may limit our strategic operating flexibility and our capacity to meet competitive pressures and withstand adverse economic conditions. In addition, our senior secured convertible notes contain restrictive covenants which, among other things, limit our ability to borrow additional funds, repay indebtedness, including the senior secured convertible notes, before maturity or grant security interests on our assets. Under the terms of the senior secured convertible notes, we will be unable to refinance our existing debt on more favorable terms.

Our substantial indebtedness could have significant adverse consequences, including:

•
requiring us to dedicate a substantial portion of the net proceeds of the debt and any cash flow from operations to the payment of interest, and potentially principal, on our indebtedness, thereby reducing the availability of such proceeds and cash flow to fund working capital, capital expenditures or other general corporate purposes.

•	increasing our vulnerability to general adverse economic and industry conditions,

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a disadvantage compared to our competitors with less debt and competitors that have better access to capital resources.

Furthermore, in order to repay our indebtedness at maturity, including the senior secured convertible notes, we will need to refinance all or a portion of such indebtedness. There can be no assurance that we will be able to effect any such refinancing on commercially reasonable terms or at all.

Our debt service costs exceed our current operating cash flow.

For the quarter ended March 31, 2006, and each of our prior fiscal years, we had negative operating cash flow, and we expect to continue to incur negative operating cash flow in future periods. Our ability to make scheduled payments of interest or principal, if any, on our indebtedness, including the senior secured convertible notes, or to fund planned capital expenditures, will depend on our future performance, which, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. There can be no assurance that future revenue growth will be realized or that our business will generate sufficient cash flow from operations to enable us to service our indebtedness or to fund our other liquidity needs.

A substantial portion of our debt is subject to redemption at the holder’s option prior to maturity.

The holders of our senior secured convertible notes have the right to require us to redeem up to $5.7 million of the senior secured convertible notes until December 2006. In addition, the senior secured convertible note holders have the right to require us to redeem all or any portion of the senior secured convertible notes on May 25, 2009, unless our consolidated EBITDA (defined as earnings before interest, taxes, depreciation and amortization, any derivative instrument gain or loss or any employee stock option expense under SFAS 123R, “Share-Based Payment”) for 2008 exceeds $14.0 million. The terms of our senior secured convertible notes do not permit us to refinance the senior secured convertible notes or to borrow to redeem the notes prior to maturity. Thus, our ability to redeem the senior secured convertible notes if tendered will depend upon our operating performance as well as prevailing economic and market conditions and other factors beyond our control. Failure to redeem properly tendered notes would constitute an event of default, which, if not cured or waived, could have a material adverse effect on our financial condition, and thus, the value of our common stock.

If our financial performance doesn’t improve, our interest costs will increase.

The interest rate on our senior secured convertible notes is subject to a 2% increase if we fail to achieve EBITDA (defined as earnings before interest, taxes, depreciation and amortization, any derivative instrument gain or loss or any employee stock option expense under SFAS 123R, “Share-Based Payment ) of at least $1.25 million for our fiscal quarter ending June 30, 2007. For the quarter ended March 31, 2006, EBITDA as so calculated was negative $1.7 million. There is no assurance that we will be able to achieve $1.25 million of EBITDA by the second quarter of fiscal 2007, which would result in a material increase in our fixed interest expense and could adversely affect our results of operations and financial condition.

We have granted a lien on substantially all of our assets.

Our obligations under the senior secured convertible notes are secured by substantially all of our assets and substantially all of the assets of our principal subsidiaries, except as to contracts we enter into after October 1, 2006 and all assets related thereto. Upon an event of default under the senior secured convertible notes, these lenders could elect to declare all amounts outstanding, together with accrued and unpaid interest thereon, to be immediately due and payable. If we were unable to repay those amounts, such lenders will have a first claim on our assets and the assets of our subsidiaries. If these creditors should attempt to foreclose on their collateral, it is unlikely that there would be any assets remaining after repayment in full of such secured indebtedness and our financial condition and, thus, the value of our common stock, would be materially adversely affected.

We may need additional financing, which may be difficult or impossible to obtain and may restrict our operations and dilute stockholder ownership interest.

At May 31, 2006, we had approximately $31.4 million of outstanding debt, at par value. We may need to raise additional funds in the future to fund our operations, deliver our products, expand or enhance our products and services, finance acquisitions and respond to competitive pressures or perceived opportunities. Because the nature of our operations requires us to bear all the up-front costs of deploying our technology, additional funds may be crucial to our continuing operations. We cannot provide any assurance that additional financing will be available on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, our business and results of operations may suffer.

Our outstanding debt contains restrictive covenants that limit our ability to raise additional funds through debt financings. As a result of these restrictions, any additional debt must be for the sole purpose of financing the design, engineering, installation, construction, configuring, maintenance, or operation or improvement of property or equipment at customer sites pursuant to customer contracts entered into after October 1, 2006 and will not be available to fund general overhead expenses. If we raise additional funds through a debt financing, the terms and conditions of the debt financing may result in further restrictions on our operations or require that we grant a security interest in some or all of the assets related to the customer contracts toward which such financing would be applied. Any debt that we incur would increase our leverage and could exacerbate the negative consequences described above under “— We have substantial indebtedness.”

Additionally, we could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products which we would otherwise pursue on our own.

Our outstanding debt consists of convertible notes which contain anti-dilution provisions which would lower the conversion price if we were to issue equity for a price less than the conversion price. We also have outstanding warrants to purchase our common stock which contain anti-dilution provisions which would lower the exercise price and increase the number of shares issuable upon exercise if we were to issue equity for a price less than the exercise price. If we raise additional funds by issuing equity securities, further dilution to our then-existing stockholders will result and the terms of the financing may adversely affect the holdings or the rights of such stockholders.

Substantially all of our current revenue is from a single product and related services.

Currently, substantially all of our revenue is from our red light enforcement systems and services. While we have recently begun to deploy the speed enforcement products, there can be no assurance that we will be able to generate significant revenue from this product or that we will be able to develop other sources of revenue. Because our revenue depends substantially on a single product, any decrease in the market share held by CrossingGuard, unless offset by other revenue sources, would have a substantial adverse effect on our business, financial condition and results of operations. If we fail to meet our expectations for the growth in sales of CrossingGuard and Poliscan or if we are not able to expand our speed enforcement business or develop other sources of revenue, we will not be able to generate the significantly higher revenue that we believe we must generate to achieve profitability.

We have limited experience in the speed enforcement market.

We have limited experience in the speed enforcement market. Currently, we are only party to two speed enforcement contracts, one of which is a pilot program that we expect will run through the end of the current school year, and thereafter be replaced by a longer term program with a vendor selected through an RFP. There can be no assurance that we will obtain additional speed enforcement contracts. Furthermore, since we have only limited experience in deploying the Poliscan automated enforcement system, we cannot assure you that this product will be profitable, new customers will be obtained, or that any revenue from the sale of these systems will be sustainable.

We may not maintain our rights to market Poliscan.

Under our contract with Vitronic, if we fail to purchase specific volumes during each year of the contract beginning with the year ending June 30, 2006, Vitronic can elect to terminate our exclusivity or the entire contract. There can be no assurance that we will meet the performance targets under the contract. Because the growth of our speed business, namely the increased deployment of Poliscan systems, is such a key component of our growth strategy, the termination of the Vitronic contract would adversely affect our business and results of operations.

Our financial condition and results of operations may be adversely affected if we are unable to secure and maintain future contracts with government entities.

Contracts with government entities account for essentially all of our revenue. The majority of these contracts may be terminated at any time on short notice with limited penalties. Accordingly, we might fail to derive any revenue from sales to government entities in any given future period. If government entities fail to renew or if they terminate any of these contracts, it would adversely affect our business and results of operations. Our existing contracts typically authorize the installation of our products at a specified number of approaches. As of March 31, 2006, our active contracts with state and local governments authorized the installation of CrossingGuard at up to an additional 188 approaches and three Poliscan speed units. In many cases, we cannot proceed with these installations until the sites have been approved by the contracting entities, which can be a lengthy process. In those cases, if government entities fail to approve sites, we will not be able to deliver products and services or generate revenue associated therewith. We cannot assure you that all approaches under contract will ultimately be installed.

We face substantial competition and may not be able to compete successfully.

Many other companies offer products that directly compete with CrossingGuard and our speed products. Many of our current and potential competitors have significantly greater financial, marketing, technical and other competitive resources than we do and may be able to bring new technologies to market before we are able to do so. Some of our competitors may have a competitive advantage because of their size, market share, legacy customer relationships, enhanced driver imaging, additional products offered and/or citation-processing experience. Current and potential competitors may establish cooperative relationships with one another or with third parties to compete more effectively against us. One of our competitors, Affiliated Computer Services, Inc. (ACS), offers state and local governments solutions to a wide variety of data processing issues, has the greatest number of red light camera systems installed, and may have a competitive advantage because of the scope of its relationship with, and the volume of transactions it conducts for, a particular government. It is also possible that new competitors may emerge and acquire market share. Additionally, if we are not successful in protecting our patents, we could lose a competitive advantage. We cannot assure you that we will be able to compete successfully with our competitors. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.

The failure of governments to authorize or maintain automated traffic enforcement may hinder our growth and harm our business.

Currently, 23 states and the District of Columbia either authorize some use of automated red light enforcement or allow municipalities to elect to do so under “home rule” laws, whereby the authority to act in local affairs is transferred from the state to local counties and municipalities through a local home rule charter. It is uncertain at this time which additional states, if any, will allow the use of automated red light enforcement or if there will be other changes in the states that currently allow the practice. If additional states do not authorize the use of automated red light enforcement, our opportunities to generate additional revenue from the sale of CrossingGuard systems and related services will be limited.

Additionally, some states that had previously authorized some use of automated red light enforcement could fail to maintain such authorization. For example, last year the Virginia General Assembly declined to extend authorization for automated red light enforcement beyond the sunset date of June 30, 2005 in the enabling legislation. We had two revenue-producing red light enforcement contracts with municipalities in Virginia. We anticipate no material revenues from the 14 approaches covered by these contracts unless there is a change in Virginia law. It is possible that other states or municipalities could prohibit the use of red light enforcement systems in the future, which could adversely affect our business, financial condition and results of operations.

The market for automated speed enforcement products in the United States is very limited. Ten states and the District of Columbia either authorize some use of automated speed enforcement or allow municipalities to elect to do so under “home rule” laws. Some of these states authorize automated speed enforcement only in limited circumstances such as school or work zones. If additional states do not authorize automated speed enforcement, our opportunities to generate additional revenue from the sale of automated speed enforcement systems and related services will be limited.

We could be subject to differing and inconsistent laws and regulations with respect to our products. If that were to happen, we may find it necessary to eliminate, modify or cancel components of our services that could result in additional development costs and the possible loss of revenue. Future legislative changes or other changes in the laws of states authorizing automated red light or speed enforcement in the administration of traffic enforcement programs could have an adverse effect on our business, financial condition and results of operations.

In states in which municipalities or counties are allowed to use automated enforcement under home rule laws, those municipalities or counties must act in accordance with state law in exercising that authority. The failure to act in accordance with state law would subject its automated enforcement program to legal challenge, which, if successful, could invalidate the program. As a result, we could lose our contract with that municipality or county and be required to refund revenue from that program.

Our products might not achieve market acceptance, which could adversely affect our growth.

The market for our products is still emerging. The rate at which state and local government bodies have accepted automated enforcement programs has varied significantly by locale. We expect to continue to experience variations in the degree to which these programs are accepted. Our ability to grow will depend on the extent to which our potential customers accept our products. This acceptance may be limited by:

•	The failure of states to adopt or maintain legislation enabling the use of automated traffic enforcement systems;

•	The failure of prospective customers to conclude that our products are valuable and should be used;

•	The reluctance of our prospective customers to replace their existing solutions with our products;

•	Marketing efforts of our competitors; and

•	The emergence of new technologies that could cause our products to be less competitive or obsolete.

Because automated traffic enforcement in the United States is still in an early stage of development, we cannot accurately predict how large the market will become, and we have limited insight into trends that may emerge and affect our business. For example, without knowing how commonplace automated enforcement will become, we may have difficulties in predicting the competitive environment that will develop.

Our speed products are not certified by the International Association of Chiefs of Police.

Potential customers may require or prefer IACP certification of automated speed enforcement equipment. Were a potential customer to require or prefer IACP certification, we would or could lose that potential customer, which would have a material adverse effect on our business, financial condition and results of operations.

Concerns about privacy rights and negative publicity regarding our industry could slow acceptance of our products.

Various advocacy groups and some politicians have expressed concerns that automated traffic enforcement products infringe individual privacy and due process rights. Such concerns can delay the acceptance of our products and result in legal challenges that impede implementation of our traffic enforcement systems. Our business is more vulnerable to these types of challenges because the automated traffic enforcement industry is emerging. Furthermore, in the event of adverse publicity, whether directed at us or our competitors’ products, due to processing errors or other system failures, the automated traffic enforcement industry could suffer as a whole, which would have a material adverse effect on our business, financial condition and results of operations.

Concentration of our processing operations in one location exposes us to potential business interruption in the event of a natural disaster.

We maintain substantially all of our operations, including all of our red light and speed enforcement equipment, at our Providence, Rhode Island headquarters. A disruption of our operations for any reason, including theft, government intervention or a natural disaster such as fire, earthquake, flood or other casualty could cause us to limit or cease our operations, which would have a material adverse effect on our business, financial condition and results of operation. Although we maintain business interruption insurance to cover natural disasters, no assurance can be given that such insurance will continue to be available to us on commercially reasonable terms, if at all, or that such insurance would be sufficient to compensate us for damages resulting from such casualty. In addition, no assurance can be given that an interruption in our operations would not result in permanent loss of significant customers, which would have a material adverse effect on our business, financial condition and results of operation.

Our financial results will depend significantly on our ability to continually develop our products and technologies.

Our financial performance will depend to a significant extent on our ability to successfully develop and enhance our products. We must successfully identify product and service opportunities, and develop and bring our products and technologies to market in a timely manner. The success of our product introductions will depend on several factors, including:

•	Proper product definition;

•	Timely completion and introduction of enhanced product designs;

•	The ability of subcontractors and component manufacturers to effectively design and implement the manufacture of new or enhanced products and technologies;

•	The quality of our products and technologies;

•	Product and technology performance as compared to competitors' products and technologies;

•	Market acceptance of our products; and

•	Competitive pricing of products, services and technologies.

We have in the past experienced delays in completing the development or the introduction of new products. Our failure to successfully develop and introduce new or enhanced products and technologies or to achieve market acceptance for such products and technologies may materially harm our business and results of operations.

Fluctuations in our results of operations make it difficult to predict our future performance and may result in volatility in the market price of our common stock.

Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future. We may incur significant expenses in anticipation of revenue, which may not materialize and we may not be able to reduce spending quickly if our revenue is lower than expected. In addition, our ability to forecast revenue, particularly with respect to our new speed products, is limited. As a result, our operating results are volatile and difficult to predict and you should not rely on the results of one quarter as an indication of future performance. Factors that may cause our operating results to fluctuate include the risks discussed in this section as well as:

•	Costs related to customization of our products and services;

•	Announcements or introductions of new products and services by our competitors;

•	The failure of additional states to adopt or maintain legislation enabling the use of automated traffic enforcement systems;

•	Determinations by state and local government bodies to utilize our equipment without the additional processing services we provide;

•	Software defects and other product quality problems;

•	A shift towards fixed rate, as opposed to per ticket, compensation arrangements for our speed products, which could adversely affect revenues;

•	The discretionary nature of our customers’ internal evaluation, approval and order processes;

•	The varying size, timing and contractual terms of orders for our products and services; and

•	The mix of revenue from our products and services.

Our sales cycles vary significantly, making it difficult to plan our expenses and forecast our results.

Our sales cycles typically range from several months to over a year. Accordingly, it is difficult to predict the quarter in which a particular sale will occur and to plan our expenses accordingly. The period between our initial contact with potential customers and the installation of our products, the use of our services and our generation of revenue, if any, varies due to several factors, including:

•	The complex nature of our products and services;

•	Political or legal challenges to legislation authorizing the use of automated traffic enforcement systems;

•
The novelty of automated traffic enforcement in many jurisdictions and a lack of familiarity with automated traffic enforcement systems on the part of legislative, executive and judicial bodies and the public;

•	The selection, award and contracting processes at municipalities and other government entities, including protests by other bidders with respect to competitive awards;

•	Our customers’ internal evaluation, approval and order processes;

•	The site evaluation and analysis process; and

•	Our customers' delays in issuing requests for proposals or in awarding contracts because of announcements or planned introductions of new products or services by our competitors.

Any delay or failure to complete sales in a particular quarter could reduce our revenue in that quarter, as well as subsequent quarters over which revenue would likely be recognized. If our sales cycles unexpectedly lengthen in general or for one or more large customers, it would delay our generation of the related revenue. If we were to experience a delay of several weeks or longer on a large customer, it could harm our ability to meet our forecasts for a given quarter.

Our intellectual property might not be protectible, and if we fail to protect and preserve our intellectual property, we may lose an important competitive advantage.

We rely on a combination of copyright, trademark, patent and trade-secret laws, employee and third-party nondisclosure agreements and other arrangements to protect our proprietary rights. Despite these precautions, it may be possible for unauthorized parties to copy our products or obtain and use information that we regard as proprietary to create products that compete against ours. In addition, some of our competitors have been able to offer products with some similar features that do not infringe our patents. For example, during the past 18 months we initiated two patent infringement suits against competitors, Redflex Traffic Systems, Inc. and Transol USA, Inc., both of which have been dismissed without a finding of infringement. The scope of United States patent protection in the software industry is not well defined and will evolve as the United States Patent and Trademark Office grants additional patents. Because some patent applications in the United States are not publicly disclosed until the patent is issued or 18 months after the filing date, applications may exist that would relate to our products and are not publicly accessible. Moreover, a patent search has not been performed in an attempt to identify patents applicable to our business and, even if such a search were conducted, all patents applicable to the business might not be located. If we are unable to protect our proprietary rights, we may lose an important competitive advantage, and our business, financial condition and results of operations could suffer.

We are at risk of claims that our products or services infringe the proprietary rights of others.

Given our ongoing efforts to develop and market new technologies and products, we may from time to time be served with claims from third parties asserting that our products or technologies infringe their intellectual property rights. If, as a result of any claims, we were precluded from using technologies or intellectual property rights, licenses to the disputed third-party technology or intellectual property rights might not be available on reasonable commercial terms, or at all, which could restrict our ability to sell our products and services. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation, either as plaintiff or defendant, could result in significant expense and divert the efforts of our technical and management personnel from productive tasks, whether or not litigation is resolved in our favor. An adverse ruling in any litigation might require us to pay substantial damages, to discontinue our use and sale of infringing products and to expend significant resources in order to develop non-infringing technology or obtain licenses for our infringing technology. A court might also invalidate our patents, trademarks or other proprietary rights. A successful claim against us, coupled with our failure to develop or license a substitute technology, could cause our business, financial condition and results of operations to be materially adversely affected. As the number of software products increase and the functionality of these products further overlaps, we believe that our risk of infringement claims will increase.

If we are unable to safeguard the integrity, security and privacy of our data or our customers' data, our revenue may decline, our business could be disrupted and we may be sued.

We need to preserve and protect our data and our customers' data against loss, corruption and misappropriation caused by system failures and unauthorized access. We could be subject to liability claims by individuals, whose data resides in our databases, for misuse of personal information. These claims could result in costly litigation. A party who is able to circumvent our security measures could misappropriate or destroy proprietary information or cause interruptions in our operations. We may be required to make significant expenditures to protect against systems failures, security breaches or to alleviate problems caused by any failures or breaches. Any failure that causes the loss or corruption of, or unauthorized access to, this data could reduce customer satisfaction, expose us to liability and, if significant, could cause our revenue to decline and our expenses to increase.

We may be subject to product liability claims that could result in costly and time-consuming litigation.

Although our customer contracts typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Any product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly, and potential liabilities could exceed our available insurance coverage, which could have an adverse effect on our financial condition and results of operations.

The failure of our suppliers to deliver components, equipment and materials in sufficient quantities and in a timely manner could adversely affect our business.

Our business employs a wide variety of components, equipment and materials from a limited number of suppliers. To date, we have found that the components, equipment and materials necessary for the development, testing, production and delivery of our products and services have sometimes not been available in the quantities or at the times we have required. Our failure to procure components, equipment and materials in particular quantities or at a particular time may result in delays in meeting our customers’ needs, which could have a negative effect on customer satisfaction and on our business, financial condition and results of operations.

If we lose our key personnel or are unable to attract and retain additional personnel, our operations could be disrupted and our business could be harmed.

We believe that the hiring and retaining of qualified individuals at all levels in our organization will be essential to our ability to sustain and manage growth successfully. Competition for highly qualified technical personnel is intense and we may not be successful in attracting and retaining the necessary personnel, which may limit the rate at which we can develop products and generate sales. We will be particularly dependent on the efforts and abilities of our senior management personnel. The departure of any of our senior management members or other key personnel could harm our business.

We may make acquisitions, which could divert management’s attention, cause ownership dilution to our stockholders and be difficult to integrate.

We may seek to expand our operations through the acquisition of complementary businesses. Our future growth may depend, in part, upon the continued success of our acquisitions. Acquisitions involve many risks, which could have a material adverse effect on our business, financial condition and results of operations, including:

•	Acquired businesses may not achieve anticipated revenues, earnings or cash flow;

•
Integration of acquired businesses and technologies may not be successful and we may not realize anticipated economic, operational and other benefits in a timely manner, particularly if we acquire a business in a market in which we have limited or no current expertise or with a corporate culture different from ours;

•	Potential dilutive effect on our stockholders from the issuance of common stock as consideration for acquisitions;

•	Adverse effect on net income from impairment charges related to goodwill and other intangible assets, and other acquisition-related charges, costs and expenses effects on net income;

•
Competing with other companies, many of which have greater financial and other resources, to acquire attractive companies, making it more difficult to acquire suitable companies on acceptable terms or at all; and

•	Disruption of our existing business, distraction of management, diversion of other resources and difficulty in maintaining our current business standards, controls and procedures.

Risks Related to Our Common Stock

Our common stock price is volatile and may decline in the future.

The market price of our common stock has fluctuated significantly and may be affected by our operating results, changes in our business, changes in the industry in which we conduct business, and general market and economic conditions that are beyond our control. In addition, the stock market in general has recently experienced extreme price and volume fluctuations. These fluctuations have affected stock prices of many companies without regard to their specific operating performance. These market fluctuations may make it difficult for stockholders to sell their shares at a price equal to or above the price at which the shares were purchased. In addition, if our results of operations are below the expectations of market analysts and investors, the market price of our common stock could be adversely affected.

Our board of directors can, without stockholder approval, cause preferred stock to be issued on terms that could adversely affect common stockholders.

Under our certificate of incorporation, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock, of which 180,000 shares are issued and outstanding, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. If the board causes any additional preferred stock to be issued, the rights of the holders of our common stock could be adversely affected. The board's ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no current plans to issue additional shares of preferred stock.

Our President and Chief Executive Officer beneficially owns a significant amount of our common stock and, accordingly, exercises significant control over our business and affairs, including the approval of change in control transactions.

As of March 31, 2006, our President and Chief Executive Officer beneficially owns approximately 48% of our common stock, which includes shares of common stock held by Silver Star Partners I, LLC, of which he serves as the managing director. Based on the number of shares of common stock outstanding as of March 31, 2006, our President and Chief Executive Officer will be able to exert substantial influence over all matters requiring approval by our stockholders. These matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, or impeding a merger, consolidation, takeover or business combination even if the transaction might be beneficial to our stockholders.

In addition, Section 203 of the General Corporation Law of the State of Delaware restricts business combinations with any “interested stockholder” as defined by the statute. The statute may have the effect of delaying, deferring or preventing a change in control of our company.

We have not paid, and do not intend to pay, dividends and therefore, unless our common stock appreciates in value, our investors may not benefit from holding our common stock.

We have not paid any cash dividends since inception. We intend on retaining any future earnings to support the development and expansion of our business, and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. As a result, our investors will not be able to benefit from owning our common stock unless the market price of our common stock becomes greater than the basis that these investors have in their shares.

We have a significant number of options, warrants and convertible securities outstanding, which could result in substantial dilution to the purchasers of shares in this offering.

As of May 31, 2006, we have issued and outstanding warrants and options to purchase up to approximately 5,747,079 shares of our common stock, preferred stock convertible into 18,000 shares of our common stock and debt convertible into approximately 791,667 shares of our common stock. Upon stockholder approval of the issuance of additional shares in connection with our private placement of convertible debt on May 25, 2006, an additional 7,930,556 shares of our common stock will be issuable upon conversion of our outstanding convertible securities and warrants.  Because of voting agreements, we expect that stockholders will approve that issuance of additional shares at our annual meeting on July 6, 2006.  The exercise of those warrants and options and conversion of convertible securities may dilute the interests of all stockholders. Furthermore, the documents governing our convertible debt have anti-dilution provisions, pursuant to which the conversion price is reduced if we sell common stock at a price below the conversion price, which is now $3.60 per share.   In addition, some of our warrants contain anti-dilution provisions that would lower the exercise price and increase the number of shares issuable upon exercise if we sell stock at a price below $4.35.  Possible future resale of common stock issuable from such warrants and options or conversion of such convertible securities could adversely affect the prevailing market price of our common stock.

The price of our common stock may decline because a substantial amount of our common stock is available for trading in the public market.

Availability of shares of our common stock could depress the price of our common stock. A substantial amount of common stock is available for trading in the public market. This amount of stock in the market may cause the price of our common stock to decline. In addition, if our stockholders sell substantial amounts of our common stock in the public markets, the market price of our common stock could fall. These sales might also make it more difficult for us to sell equity or equity-related securities at a time and price that we would deem appropriate. We also have issued options, warrants and convertible securities that can be exercised for, or converted to, shares of common stock, many of which would be freely tradable without restrictions or further registration under the Securities Act.

There were approximately 20,365,916 shares of our common stock outstanding as of May 31, 2006, of which approximately 9,308,490 shares were freely tradable without restrictions or further registration under the Securities Act, excluding the shares offered by this prospectus. Silver Star, our majority stockholder, has the right to require us to register under the Securities Act their resale of all 9,836,430 shares of common stock that it owns, as soon as practicable after Silver Star requests that registration, of which 220,589 are offered by this prospectus. We are also obligated to register for resale 203,774 shares held by Laurus Master Fund, Ltd. and the 1,237,811 shares we sold to accredited investors on January 31, 2006, 220,589 of which are held by Silver Star. The registration statement of which this prospectus is a part was filed in satisfaction of that obligation.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

The selling stockholders will pay any expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The shares of common stock covered by this prospectus are:

•	1,237,811 shares of our common stock that we sold to some of the selling stockholders in a private placement on January 31, 2006.

•	371,330 shares of our common stock issuable upon the exercise of warrants that we issued to the selling stockholders that purchased our common stock in that private placement or their designees

•
203,774 shares of our common stock that we issued to Laurus in connection with Laurus’s purchase from us of a nonconvertible note and our redemption of our convertible note held by Laurus on December 28, 2005.

•
100,000 shares of our common stock issuable upon the exercise of a warrant that we issued to Laurus in connection with the private placement of the convertible note that we redeemed on December 28, 2005.

Except for Laurus, all of the selling stockholders received their shares or warrants referred to in the list above in a transaction completed on January 31, 2006 in which we sold units comprising 1 share of our common stock and a warrant to purchase 0.3 shares of our common stock to the selling stockholders or their predecessors in interest at a price of $4.42 per unit in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The warrants are exercisable at $4.91 per share from January 31, 2006 and expire on January 31, 2009. We sold 1,237,811 of those units and received gross proceeds of $5,471,144 in that transaction.

Laurus received the 203,774 shares of our common stock referred to in the list above as part of a refinancing of a convertible note of ours held by Laurus on December 28, 2005. In that refinancing, we issued to Laurus a secured term note in the principal amount of $6,000,000 and redeemed our $6,000,000 original principal amount convertible note due May 16, 2008 held by Laurus. The new note, which was not convertible, bore interest at the coupon rate of the prime rate plus 2.00% (or 9.25% as of January 3, 2006) and was subject to a floor interest rate of 7.00%. The new note was paid off on May 25, 2006. In connection with the December 2005 refinancing, we issued the 203,774 shares of our common stock to Laurus for $.01 per share in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act. The redemption price of the old note was $5,318,425, comprising outstanding principal and accrued interest. We paid Laurus fees of $75,000 in connection with the refinancing.

Laurus received the warrant to purchase 100,000 shares of our common stock referred to in the list above in connection with its purchase of our $6,000,000 original principal amount convertible note due May 16, 2008 on May 16, 2005 in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act. In connection with that purchase, Laurus was paid a fee of $234,000 and had approximately $47,000 of its expenses reimbursed. We issued the warrant to Laurus for no additional payment. The exercise prices of the warrant is: $6.69 per share for the purchase of up to 60,000 shares; $7.28 per share for the purchase of an additional 23,000 shares; and $8.44 per share for the purchase of an additional 17,000 shares. The warrants expire on May 16, 2010.

We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may sell less than all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, except for limitations on daily volume of sales by Laurus described in “Plan of Distribution,” we cannot estimate the number of shares that will be held by a selling stockholder after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders except that with respect to Silver Star Partners I, LLC and Foundation Partners I, LLC, we expect that all shares except those covered by this prospectus will be held by the selling stockholder after completion of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable upon the conversion of the convertible note or upon the exercise of the warrant are deemed outstanding for computing the percentage ownership of the person holding the convertible note and the warrant but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, the person named in the table has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the persons named below.

Name of Selling Stockholder(1)	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering (2)
	Number	Percentage		Number	Percentage

Sam Belzberg	73,529	*	73,529	0	0
Clyde J. Berg, as trustee of the Clyde J. Berg Trust utd 4/4/95	58,822	*	58,822	0	0
Neal Goldman	207,058	1.0%	147,058	0	0
Edward F. Heil	514,705	2.5%	514,705	0	0
Iroquois Master Fund Ltd. (3)	44,118	*	44,118	0	0
Kuekenhof Equity Fund, L.P. (4)	448,617	2.4%	73,529	0	0
Levene Ass. A Partnership (5)	36,764	*	36,764	0	0
Susan Moffitt	7,352	*	7,352	0	0
Wallace L. Mossop III as trustee of the Wallace L. Mossop III Trust dtd 2/3/00	54,764	*	36,764	0	0
Nite Capital, L.P. (6)	58,822	*	58,822	0	0
RAQ, LLC (7)	73,529	*	73,529	0	0
Wilson G. & Ellen M. Saville, JTWROS	94,964	*	36,764	0	0
Martin Solomon	73,529	*	73,529	0	0
TCMP3 Partners (8)	87,100	*	87,100	0	0
Silver Star Partners I, LLC (9)	9,836,430	46.1%	220,589	9,615,841	45.0%
Thomas Vantine Hart, IRA	1,696	*	1,696	0	0
Louise B. Sheaffer, IRA	678	*	678	0	0
Elisabeth A. Darlington, Trustee of the Elizabeth A. Darlington Trust	1,696	*	1,696	0	0
Foundation Partners I, LLC (10)	8,376	*	8,376	0	0
Marima Petroula	6,787	*	6,787	0	0
Lester M. Wheeler, Jr.	203	*	203	0	0
Joy Mease	678	*	678	0	0
Kenneth & Bridget Mullin	678	*	678	0	0
Norbert Stein	6,787	*	6,787	0	0
Dolphin Direct Equity Partners LP (11)	68,514	*	16,968	0	0
Kevin and Denise Donohue	339	*	339	0	0
Kim Davis	6,787	*	6,787	0	0
Marty and Barbara Olsen	3,393	*	3,393	0	0
M. Robert Carroll, Trustee of the Carroll Family Trust	3,393	*	3,393	0	0
Mark Mitchell	6,787	*	6,787	0	0
Cathrine M. Taylor, SEP IRA	385	*	385	0	0
Barry L. Bennett, SEP IRA	536	*	536	0	0
Laurus Master Fund, Ltd.(12)	303,774	1.5%	303,774	0	0

*	Less than 1%.

(1)
The term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

(2)
We cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus and none of the other shares held by the selling stockholders will be held by the selling stockholders, except that with respect to Silver Star Partners I, LLC, we expect that all shares except those covered by this prospectus will be held by the selling stockholder after completion of this offering.

(3)	Joshua Silverman has voting and investment control over the shares owned by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of such shares.
(4)	Michael James has sole voting and investment control over the shares held by Kuekenhof Equity Fund, L.P. Mr. James disclaims beneficial ownership of such shares.

(5)	Eunice R. Levene is the General Partner of Levene Ass. A Partnership, and as such, has voting and investment control over securities owned by the selling stockholder.
(6)
Keith Goodman is Manager of Nite Capital, LLC, the General Partner of Nite Capital, LP, and consequently has voting control and investment discretion over the shares held by Nite Capital LP. Mr. Goodman and Nite Capital, LLC disclaim beneficial ownership of the shares held by Nite Capital LP.

(7)
RAQ, LLC is a limited liability company, whose Managing Member is Lindsay A. Rosenwald, M.D., who holds sole voting and dispositive power over the shares owned by RAQ, LLC. Dr. Rosenwald is the sole shareholder and Chairman of Paramount BioCapital, Inc., an NASD member broker-dealer. The selling stockholder has advised us that it has purchased the securities covered by the registration statement in the ordinary course of its business. The selling stockholder has also advised us that, at the time of the purchase of such securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(8)	Steven Slawson and Walter Schenker have voting and investment control over the shares held by TCMP3 Partners, LP. Messrs. Slawson and Schenker disclaim beneficial ownership of such shares.
(9)
William B. Danzell is the sole stockholder of Danzell Investment Management Ltd., the Managing Member of Silver Star Partners I, LLC, and as such, has sole voting and investment control over securities owned by the selling stockholder. William B. Danzell is the Chief Executive Officer and President, and a director, of Nestor. Foundation Partners I, LLC, another selling stockholder, is a member of Silver Star Partners I, LLC. Danzell Investment Management, Ltd. is also the Managing Member of Foundation Partners I, LLC. Mr. Danzell beneficially owns 10,534,320 shares, or 50.2% of our common stock,. After the offering, he will beneficially own 10,305,355 shares or 49.1% of our common stock. Calculations of Mr. Danzell’s beneficial ownership includes 601,400 currently exercisable options held by him.

(10)
William B. Danzell is the sole stockholder of Danzell Investment Management Ltd., the Managing Member of Foundation Partners I, LLC, and as such, has sole voting and investment control over securities owned by the selling stockholder. William B. Danzell is the Chief Executive Officer and President, and a director, of Nestor. Foundation Partners I, LLC is a member of Silver Star Partners I, LLC, another selling stockholder. Danzell Investment Management, Ltd. is also the Managing Member of Silver Star Partners I, LLC. Mr. Danzell beneficially owns 10,534,320 shares, or 50.2% of our outstanding common stock. After the offering, he will beneficially own 10,305,355 shares or 49.1% of our outstanding common stock. Calculations of Mr. Danzell’s beneficial ownership includes 601,400 currently exercisable options held by him.

(11)
Peter E. Salas is the President of Dolphin Management, Inc., the Managing Partner of Dolphin Offshore Partners, L.P., and as such, has sole voting and investment control over securities owned by the selling stockholder.

(12)
In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Laurus Capital Management, L.L.C. may be deemed a control person of the shares owned by such entity. David Grin and Eugene Grin are the members of Laurus Capital Management, L.L.C., and as such, share voting and investment control over securities owned by such selling stockholder.

The selling stockholders have not held any position or office with, or have otherwise had a material relationship with, us or any of our subsidiaries within the past three years, except that the selling stockholders listed below have the relationships described below:

•	Edward F. Heil loaned us $1.25 million in October 2005, which loan we paid off with some of the proceeds from our private placement of common stock in January 2006.

•
Michael James, who has sole voting and investment control over the shares held by Kuekenhof Equity Fund, L.P., has been nominated for election to our board of directors at our annual meeting of stockholders to be held on July 6, 2006.

•	Wallace L. Mossop III is an executive officer of Barrett & Company, an investment bank that has provided services to us in the last three years.

•	Wilson G. Saville is an executive officer of Barrett & Company, an investment bank that has provided services to us in the last three years.

•	Silver Star Partners I, LLC’s managing member is Danzell Investment Management Limited, which is wholly owned by William Danzell, our chief executive officer, president and director.

•	Foundation Partners I, LLC’s managing member is Danzell Investment Management Limited, which is wholly owned by William Danzell, our chief executive officer, president and director.

•
Laurus Master Fund, Ltd. holds a secured term note of ours with an outstanding principal amount of $6,000,000. Laurus has bought three convertible notes from us in the last three years, each of which has been retired.

DESCRIPTION OF CAPITAL STOCK

General

As of May 31, 2006, Nestor, Inc. had 40,000,000 shares of authorized capital stock. Those shares consisted of:

•	30,000,000 shares of common stock, of which 20,365,916 shares were issued and outstanding; and

•	10,000,000 shares of preferred stock, of which 3,000,000 shares were designated Series B Convertible Preferred Stock, of which 180,000 shares were issued and outstanding.

Description of Nestor Common Stock

Dividends. The owners of Nestor common stock may receive dividends when declared by the board of directors out of funds legally available for the payment of dividends. Nestor has no present intention of declaring and paying cash dividends on the common stock at any time in the foreseeable future.

Voting Rights. Each share of common stock is entitled to one vote in the election of directors and all other matters submitted to stockholder vote. There are no cumulative voting rights.

Liquidation Rights. If Nestor liquidates, dissolves or winds-up its business, whether voluntarily or not, Nestor's common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders.

Preemptive Rights. The common stock has no preemptive or similar rights.

Listing. Nestor's common stock is traded on the Nasdaq National Market under the symbol "NEST."

Description of Series B Convertible Preferred Stock

Conversion. Each share of Series B Convertible Stock is convertible, at the option of the holder, into one-tenth of a fully paid and non-assessable share of Nestor common stock.

Rank. The Series B Convertible Preferred Stock ranks, as to dividend rights, on a parity with the Nestor common stock, on an as-converted basis. Each share of Series B Convertible Preferred Stock ranks, as to rights on liquidation, winding-up or dissolution, senior to Nestor common stock.

Liquidation Preference. Each share of Series B Convertible Preferred Stock has the right to receive upon a liquidation, winding-up or dissolution of Nestor, whether voluntary or involuntary, $1.00 per share before any distribution is made to the holders of Nestor common stock or on any other class of stock ranking junior to the Series B Convertible Preferred Stock.

Dividends. Holders of Series B Convertible Preferred Stock shall be entitled to receive, when and as declared by the board of directors, dividends(or other distributions) equal to the amount of dividends (or other distributions) declared and paid on the number of shares of Nestor common stock into which such Series B Convertible Preferred Stock may be converted.

Voting Rights. Holders of Series B Convertible Preferred Stock have the same voting rights as the holders of Nestor common stock on an as-converted basis.

Delaware Law And Certain Charter And By-Law Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is (i) a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or (ii) an affiliate or associate of Nestor who was the owner, together with affiliates and associates, of 15% or more of our outstanding voting stock at any time within the 3-year period prior to the date for determining whether such person is "interested".

Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation and By-laws contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants and conversion of convertible securities, in the public market after this offering or the anticipation of those sales could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

As of May 31, 2006, 20,365,916 shares of our common stock were outstanding. Of these shares, 9,308,490 were freely transferable without restriction under the Securities Act, unless they were held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining 11,057,426 shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rules are summarized below. Of those restricted shares, 9,836,430 shares are held by Silver Star Partners I, LLC, our affiliate, which has the right to require us to register those shares for resale and of which 220,589 shares are being offered by this prospectus. An additional 18,000 shares will be issued upon the conversion of our outstanding preferred stock, which may occur at any time at the holder’s option. The shares that would be issued upon the conversion of our outstanding preferred stock would be freely tradable in the public market. As of May 31, 2006, we have issued and outstanding warrants and options to purchase up to approximately 5,747,079 shares of our common stock and debt convertible into approximately 791,667 shares of our common stock.  Upon stockholder approval of the issuance of additional shares in connection with our private placement of convertible debt on May 25, 2006, an additional 7,930,556 shares of our common stock will be issuable upon conversion of our outstanding convertible securities and warrants. Because of voting agreements, we expect that stockholders will approve that issuance of additional shares at our annual meeting on July 6, 2006.

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of: (1) 1% of the number of shares of common stock then outstanding, which on May 31, 2006 was 20,365,916 shares, or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to certain “manner of sale” provisions and notice requirements and to the requirement that current public information about the issuer be available. Under Rule 144(k), a person who is not deemed to have been an affiliate of the issuer at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

PLAN OF DISTRIBUTION

This prospectus covers 1,912,915 shares of our common stock. All of the shares offered are being sold by the selling stockholders. We will not realize any proceeds from the sale of the shares by the selling stockholders.

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchase by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution;

•	in privately negotiated transactions; and

•	in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

Laurus has agreed to limit the volume of its sales of shares of our common stock to a percentage of the total daily volume of open market sales of our common stock on its principal trading market whenever the previous trading day's volume weighted average price for shares of our common stock is between $2.00 and $5.00 per share (inclusive) until January 14, 2008. The percentage to which the selling stockholder will limit sales varies with the previous day's volume weighted average price. If the relevant price is $2.00 or more and less than $3.00, the limit is 15% of the daily volume on the day of the sale; if the relevant price is $3.00 or more and less than $4.00, 22% of the daily volume on the day of the sale; and if the relevant price is $4.00 or more and not greater than $5.00, 30% of the daily volume on the day of the sale. Laurus may seek, and we may give, our approval to exceed those volume limitations in negotiated transactions. The limitations described in this paragraph apply to all sales of our common stock by Laurus, whether pursuant to this prospectus or otherwise. None of the other selling stockholders have made any similar agreement with us.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by a selling stockholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from a selling stockholder in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, a selling stockholder and any broker-dealers who execute sales for a selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by a selling stockholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Selling stockholders must conduct their sales in accordance with all rules promulgated under the Securities Exchange Act of 1934, including those provided under Regulation M.  In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with Laurus to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

•	six months after it becomes effective; or

•	December 28, 2008.

We have agreed with the other selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

•	the time when all of those selling stockholders’ shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement; or

•
the time when all of the shares held by those selling stockholders may be sold to the public without registration or restriction pursuant to Rule 144(b) of the Securities Act, without giving effect to the volume limitations of Rule 144(e).

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by Benjamin M. Alexander, Vice President, General Counsel and Secretary of Nestor.  Mr. Alexander owns options to purchase 135,000 shares of Nestor's common stock at an exercise price of $5.95 per share, or which 25,000 are vested.

EXPERTS

Carlin, Charron & Rosen LLP, independent auditors, have audited our consolidated financial statements at December 31, 2005, 2004 and 2003, and for the years then ended, as set forth in their report thereon. Our financial statements at December 31, 2005 and December 31, 2004 and for each of the years in the three year period ended December 31, 2005 are incorporated by reference in this prospectus and elsewhere in the registration statement in reliance on their reports given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20459. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

The following documents filed by Nestor with the SEC are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the SEC on April 14, 2006.

•	Our Amendment No 1. to Annual Report on Form 10-K/A for the year ended December 31, 2005, as filed with the SEC on April 28, 2006.

•	Our Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 2005, as filed with the SEC on June 14, 2006.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the SEC on May 15, 2006.

•	Our Current Report on Form 8-K, as filed with the SEC on January 4, 2006.

•	Our Current Report on Form 8-K, as filed with the SEC on January 10, 2006.

•	Our Current Report on Form 8-K, as filed with the SEC on February1, 2006.

•	Our Current Report on Form 8-K, as filed with the SEC on March 8, 2006.

•	Our Current Report on Form 8-K, as filed with the SEC on May 5, 2006.

•	Our Current Report on Form 8-K, as filed with the SEC on May 26, 2006.

•	Our Current Report on Form 8-K, as filed with the SEC on May 30, 2006.

•	Our Preliminary Proxy Statement, as filed with the SEC on June 5, 2006.

•	Our Definitive Proxy Statement, as filed with the SEC on June 19, 2006.

•	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

•
The description of the securities contained in our registration statements on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Upon request, we will provide you, at no cost to you, a copy of any or all of the information that has been incorporated by reference in this prospectus. Requests may be made by email (investor@nestor.com) or telephone or by writing to:

Nestor, Inc.
42 Oriental Street
Providence, Rhode Island 02908
Attention: Nigel P. Hebborn
(401) 274-5658

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Nestor (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee - Securities and Exchange Commission	$665.22
Legal fees and expenses	$2,000.00
Accounting fees and expenses	$10,000.00
Miscellaneous expenses	$3,000.00
Total Expenses	$15,665.22

Item 15. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Nestor has included such a provision in its Amended and Restated Certificate of Incorporation.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Article SIXTH of Nestor, Inc.’s Amended and Restated Certificate of Incorporation provides that Nestor shall indemnify to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, each person who may be indemnified by Nestor pursuant thereto.

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Article NINTH of Nestor, Inc.’s Amended and Restated Certificate of Incorporation provides that no director of Nestor shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of Title 8 of the Delaware Code (relating to the Delaware General Corporation Law) or an amendment thereto or successor provision thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, he (i) shall have breached his duty of loyalty to the corporation or its stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law or (iv) shall have derived an improper personal benefit and further provides that neither the amendment nor repeal of Article NINTH, nor the adoption of any provision of the certificate of incorporation inconsistent with Article NINTH, shall eliminate or reduce the effect of Article NINTH in respect of any matter occurring, or any cause of action, suit or claim that, but for Article NINTH would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Article VII of Nestor, Inc.’s Amended By-Laws provide that Nestor shall (a) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Nestor to procure a judgment in its favor by reason of the fact that he is or was a director or officer of Nestor or is or was serving at the request of Nestor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, and (b) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Nestor), by reason of the fact that he is or was a director or officer of Nestor, or served at the request of Nestor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit or proceeding, in each case to the fullest extent permissible under subsections (a) through (e) of Section 145 of the General Corporation Law of the State of Delaware or the indemnification provisions of any successor statute. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such person may be entitled, under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such a person.

Nestor has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

  Item 16. Exhibits

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-3.

  Item 17. Undertakings.

Item 512(a) of Regulation S-K. The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

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(ii)  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.

(2)  That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)  Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

Item 512(b) of Regulation S-K. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Providence, State of Rhode Island, on June 23, 2006.

NESTOR, INC.

By:	/s/ William B. Danzell
William B. Danzell
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William B. Danzell William B. Danzell	President, Chief Executive Officer and Director (Principal Executive Officer)	June 23, 2006
/s/ Nigel P. Hebborn Nigel P. Hebborn	Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	June 23, 2006
/s/ George L. Ball * George L. Ball	Chairman of the Board of Directors	June 23, 2006
/s/ Albert H. Cox, Jr. * Albert H. Cox, Jr.	Director	June 23, 2006
/s/ Terry E. Fields * Terry E. Fields	Director	June 23, 2006
/s/ David N. Jordan * David N. Jordan	Director	June 23, 2006

* - By: /s/ William B. Danzell
William B. Danzell, Attorney-in-fact

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EXHIBIT INDEX

Exhibit No.	Description of Exhibits
4.01
Specimen Certificate for shares of Common Stock, $.01 par value, of the Registrant filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-2 (File No. 333-108432), filed September 2, 2003, is hereby incorporated herein by reference.

5.01*	Opinion of Benjamin M. Alexander, Esq.
23.01	Consent of Carlin, Charron & Rosen LLP dated April 21, 2006.
23.02*	Consent of Benjamin M. Alexander, Esq., included in Exhibit 5.01
24.01*	Power of Attorney (See page II-4 of this Registration Statement)

* Previously filed

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